HARRIS CORPORATION
Scott T. Mikuen Senior Vice President, General Counsel and Secretary	1025 West NASA Boulevard Melbourne, FL USA 32919 phone 1-321-727-9125 efax 1-321-727-9616 smikuen@harris.com

Via Electronic Submission (Correspondence)

October 23, 2015

Anne Nguyen Parker

Assistant Director

Office of Transportation and Leisure

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Harris	Corporation

  Form 10-K for Fiscal Year ended July 3, 2015

  Filed August 31, 2015

  File No. 001-03863

Dear Ms. Parker:

On behalf of Harris Corporation (“Harris”), I hereby submit our response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) on Harris’ Annual Report on Form 10-K for the fiscal year ended July 3, 2015 (the “Fiscal 2015 Form 10-K”), as set forth in your letter dated September 24, 2015 (the “Comment Letter”).

For reference purposes, the text of the Staff’s one numbered comment in the Comment Letter is set forth below in bold, followed by our response thereto. Page references in our response are references to pages in our Fiscal 2015 Form 10-K, unless otherwise noted.

Staff Comment:

“Business, page 1

1.	We note that you discuss a number of your contracts and that you reference the potential or aggregate value of such contracts. For example, we note disclosure that:

•	[W]e are the prime contractor and system architect under a 20-year contract awarded in July 2002, with a potential value of $5 billion, for the FAA Telecommunications Infrastructure (“FTI”) program;

•	We recently have been awarded multiple contracts for essential elements of the FAA’s multi-billion dollar Next Generation Air Transportation System (“NextGen”) initiative to transform the U.S. air traffic control system to meet future requirements, including:

Ms. Anne Nguyen Parker

Securities and Exchange Commission

October 23, 2015

•	7-year contracts, with an aggregate contract value of $481 million, for the Data Communications Integrated Services (“Datacomm”) program…;

•	A 15-year, $291 million NextGen National Airspace System (“NAS”) Voice System contract…;

•	An 8-year, $238 million single-award IDIQ contract from the FAA for the Common Support Services Weather program…; and

•	A 5-year, $63 million NAS Enterprise Messaging Service IDIQ contract…;

•	[We are party to] the NOAA Geostationary Operational Environmental Satellite — Series R (“GOES-R”) Ground and Antenna Segment weather programs. Under two 10-year contracts, with an aggregate potential value of approximately $1 billion (including change orders)…;

•	We are also modernizing the ground segment of the Tracking and Data Relay Satellite System (“TDRSS”) network under a 5-year contract, potentially worth $140 million;

•	In fiscal 2014, we were awarded two 5-year, single-award IDIQ contracts, with an aggregate contract value of $773 million, by the NGA for the Foundation GEOINT Content Management (“FGCM”) program; and

•	The U.S. Army Modernization of Enterprise Terminals (“MET”) program, for which we are developing, under a 10-year contract awarded in fiscal 2009 with potential value of $600 million…

In each place where you discuss the aggregate or potential value of your contracts, please disclose:

•	The potential value remaining on the contract;

•	Any milestones that must be achieved, reviews that must be performed, or other material conditions or contingencies that must be met in order to move forward;

•	Any potential for de-funding or other constraints; and

•	Any other circumstances under with the program or contract may be truncated, cancelled or terminated.”

Harris Response:

The Staff’s comment identifies certain instances in “Item 1. Business” in our Fiscal 2015 Form 10-K in which we reference potential or aggregate value of contracts and requests certain additional disclosure in respect of those contracts, as indicated in the last four bullets in the Staff’s comment above.

As discussed in greater detail below, “Item 1. Business” and other parts of our Fiscal 2015 Form 10-K include robust disclosure of: risks, contingencies, conditions and other uncertainties related to our U.S. Government contracts and our performance thereof, including program/contract funding risks and other constraints and termination, cancellation and modification, including termination for the convenience of the U.S. Government; and other

Ms. Anne Nguyen Parker

Securities and Exchange Commission

October 23, 2015

cautionary statements. We believe the identified references to potential or aggregate value of contracts should be read within the overall context of such robust disclosure and our purpose for including discussions of specific U.S. Government programs and contracts. We believe that, when considered in that context, the disclosure in our Fiscal 2015 Form 10-K addresses the concerns underlying the additional disclosure requested by the Staff in relation to our references to potential or aggregate value of contracts.

In our response below, we review our purpose for including discussions of specific U.S. Government programs and contracts in “Item 1. Business” of our Fiscal 2015 Form 10-K. We then review our robust disclosure of risks, contingencies, conditions and other uncertainties related to our U.S. Government contracts and our performance thereof, which accompanies our discussions of specific U.S. Government programs and contracts and which covers several aspects of the additional disclosure requested by the Staff. We also provide, as supplemental disclosure to the Staff for its information, remaining contract value and certain key milestones applicable for the identified contracts for which we have referenced potential or aggregate value.

Purpose of Discussions of Specific U.S. Government Programs and Contracts

We note preliminarily that all of the identified references to potential or aggregate value of contracts appear in the description of the business of our Government Communications Systems (“GCS”) segment. We also note that the instances in which we use the term “aggregate” in relation to contract value are instances in which we disclose the combined value of multiple contracts for a program. The instances in which we use the term “potential” in relation to contract value connote that value is not certain or guaranteed and is subject to change.

Our practice has been to include in “Item 1. Business” of our annual reports on Form 10-K discussions of specific U.S. Government programs or contracts to serve as examples of our business and performance capabilities, which we otherwise have described more generally, and/or to disclose recent developments or other representative programs for which we have been and/or will be performing work over a longer-term, multi-year period. We believe specific examples of capabilities may aid a reader in developing a better sense of the nature of the work we perform in our business and thus may improve the reader’s overall understanding of our business.

We believe that style of discussion also may serve to provide additional context for the reader in other parts of our annual reports on Form 10-K, such as in respect of programs that may be discussed in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We note, for instance, that many of the programs for which the Staff identified references to potential or aggregate value of contracts are cited in the year-over-year comparisons in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) results of operations discussion for our GCS segment on pages 47-48.

Ms. Anne Nguyen Parker

Securities and Exchange Commission

October 23, 2015

With regard to references to potential or aggregate value in our discussion of specific U.S. Government contracts, our practice has been to present the contract value in conjunction with the contract duration and not merely the value alone. Potential or aggregate value, in conjunction with contract duration, can be an indication of the scope, magnitude and complexity of the work on the contract and related program; the importance of the contract and related program to our U.S. Government customer and its mission; and the significance of our role for that customer, which we believe may enhance a reader’s overall understanding of our business.

All of the identified references to potential or aggregate value of contracts in “Item 1. Business” in our Fiscal 2015 Form 10-K relate to ordinary course of business contracts and programs for our GCS segment and follow our practices described above. To illustrate more specifically, we review those identified references in more detail below.

FTI; DataComm

For instance, in our discussion of the “Civil Market” served by our GCS segment (beginning on page 5), we generally describe that “[w]e provide highly reliable, mission-critical communications and information processing systems that meet the most demanding needs of civilian U.S. Government agencies, including the Federal Aviation Administration (‘FAA’) and the National Oceanic and Atmospheric Administration (‘NOAA’).” We describe that “[w]e use our ability to implement and manage large, complex programs that integrate secure, advanced communications and information processing technologies…” and that “[o]ur networks and information systems for large-scale, geographically dispersed enterprises offer advanced capabilities for collecting, processing, analyzing, interpreting, displaying, distributing, storing and retrieving data.” (emphasis added).

The two paragraphs following that description then discuss FAA-specific examples of capabilities and recent developments – the FAA Telecommunications Infrastructure (“FTI”) program and the FAA’s Next Generation Air Transportation System (“NextGen”) initiative. The first of those two paragraphs, which relates to FTI, begins “[a]s an example of our capabilities, we are the prime contractor and system architect under a 20-year contract awarded in July 2002, with a potential value of $5 billion, for the [FTI] program to integrate, modernize, operate and maintain the communications infrastructure for the U.S. air traffic control system.” The paragraph continues that “the FTI network … is a fully operational, modern, secure and efficient network providing voice, data and video communications deployed at approximately 4,500 FAA sites across the U.S. … .”

The second of those two paragraphs provides recent examples of contracts related to NextGen, a major initiative to transform the U.S. air traffic control system to meet future requirements. Those examples also give an indication of our business and performance capabilities. We reproduce below those examples for reference:

•	7-year contracts, with an aggregate contract value of $481 million, for the Data Communications Integrated Services (“Datacomm”) program

Ms. Anne Nguyen Parker

Securities and Exchange Commission

October 23, 2015

(including the Data Communications Network Service component) to transform voice-based air traffic control to automated air traffic management;

•	A 15-year, $291 million NextGen National Airspace System (“NAS”) Voice System contract to create a modern Voice Over Internet Protocol (“VoIP”) network for communications among air traffic controllers, pilots and ground personnel;

•	An 8-year, $238 million single-award IDIQ contract from the FAA for the Common Support Services Weather program to design and implement a system that provides real-time weather information across the NAS; and

•	A 5-year, $63 million NAS Enterprise Messaging Service IDIQ contract that provides the Systems Wide Information Management program with enterprise-wide data sharing for a variety of critical information such as flight planning, traffic flow, surface radar and weather.

We note that the aggregate contract value referenced in the bullets above is for the Datacomm program and that the $481 million referenced for the 7-year contracts is comprised of $331 million for the original Data Communications Integrated Services contract and $150 million for the Data Communications Network Service contract, which is part of the Datacomm program.

GOES-R; TDRSS

In our discussion of the “Civil Market” served by our GCS segment (beginning on page 5), we also describe our “satellite ground data processing [capabilities], in which our systems consisting of complex suites of hardware and software receive sensor data from satellites and turn it into useable information.” (emphasis added). We include two paragraphs that discuss specific programs as examples that provide additional detail and elaborate on that general summary description – the NOAA Geostationary Operational Environmental Satellite — Series R (“GOES-R”) Ground and Antenna Segment weather programs and the Tracking and Data Relay Satellite System (“TDRSS”) network for the Space Network Ground Segment Sustainment (“SGSS”) program.

The first of those two paragraphs, which relates to GOES-R, begins “[a]nother example of our capabilities relates to the [GOES-R] Ground and Antenna Segment weather programs. Under two 10-year contracts, with an aggregate potential value of approximately $1 billion (including change orders), we are providing a complete, end-to-end solution to design, develop, deploy and operate the ground segment system that will receive and process satellite data and generate and distribute weather data to more than 10,000 direct users, as well as providing the command and control of operational satellites.” The paragraph continues that “[w]e also are supplying antennas and control systems that will provide communications links for command, telemetry and sensor data, as well as the communications link to direct data users. The new antennas will operate with next-generation GOES-R satellites and will be compatible with existing GOES-N through GOES-P satellites.”

Ms. Anne Nguyen Parker

Securities and Exchange Commission

October 23, 2015

The second of those two paragraphs, which relates to TDRSS, describes that “[w]e also are modernizing the ground segment of the [TDRSS] network under a 5-year contract, potentially worth $140 million, for the [SGSS] program for the National Aeronautics and Space Administration (‘NASA’). The TDRSS network is used by satellites and spacecraft in low-Earth orbit to relay data continuously to ground stations in White Sands, New Mexico and in Guam. The modernization will improve situational awareness for TDRSS network operators, upgrade computing and signal processing equipment, enhance reliability and maintainability, improve efficiency and reduce operations and sustainment costs.”

FGCM

In our discussion of the “National Intelligence Market” served by our GCS segment (beginning on page 6), we generally describe that “[w]e are a major developer, supplier and integrator of communications and information processing products, systems and networks for a diverse base of U.S. Intelligence Community programs” and that “[s]erving primarily national intelligence and security agency customers, including the NSA, the National Reconnaissance Office and the National Geospatial-Intelligence Agency (“NGA”), we provide integrated [Intelligence, Surveillance and Reconnaissance] solutions that improve situational awareness, data collection accuracy and product analysis by correlating near real-time mission data and intelligence reference data for display and analysis by strategic and tactical planners and decision makers.” Due to applicable limitations, we note that “classified programs generally are not discussed” in our Fiscal 2015 Form 10-K. We include a paragraph that generally describes certain of our capabilities in this area, such as “image processing capabilities;” “mapping and visualization capabilities;” “capabilities in the architecture, design and development of highly specialized satellite antennas, structures, phased arrays and on-board processors;” and “antenna and reflector technologies.”

We then include a paragraph that discloses recent developments for us related to the “National Intelligence Market.” The recent developments include certain new space reflector product introductions and certain contract awards, including that “[i]n fiscal 2014, we were awarded two 5-year, single-award [Indefinite Delivery, Indefinite Quantity] contracts, with an aggregate contract value of $773 million, by the NGA for the Foundation GEOINT Content Management (‘FGCM’) program to provide imagery products for two of three regions — $365 million for Region A for the U.S. Pacific Command and U.S. Northern Command and $408 million for Region C for the U.S. Africa Command and U.S. Southern Command.” The FGCM program is one of the few examples related to the national intelligence market that we are permitted to publicly disclose, and it is both a relatively recent development and an example related to our imagery capabilities.

MET

In our discussion of the “Defense Market” served by our GCS segment (beginning on page 7), we generally describe that “[w]e develop, supply and integrate communications and information processing products, systems and networks for a diverse base of aerospace, terrestrial and maritime applications supporting DoD missions, and we are committed to delivering leading-edge technologies that support the ongoing transformations of military

Ms. Anne Nguyen Parker

Securities and Exchange Commission

October 23, 2015

communications for U.S. and international customers” and that “[o]ur major technology capabilities include advanced ground control systems and [satellite communications] terminals for transportable ground, fixed-site and shipboard applications…” We then provide several “[e]xamples of ongoing programs for us in this market…” The first of those examples is “The U.S. Army Modernization of Enterprise Terminals (‘MET’) program, for which we are developing, under a 10-year contract awarded in fiscal 2009 with a potential value of $600 million, next-generation large satellite earth stations to provide the worldwide backbone for high-priority military communications and missile defense systems and to support IP and Dedicated Circuit Connectivity within the Global Information Grid, providing critical reach-back capability for the warfighter[.]”

Robust Disclosure Addressing the Staff’s Comment and Underlying Concerns

As previously noted, all of the identified references to potential or aggregate value of contracts follow our practices of being: included as examples of our business and performance capabilities, which we otherwise have described more generally, and/or to disclose recent developments or other representative programs for which we have been and/or will be performing work over a longer-term, multi-year period; and presented in conjunction with contract duration. Those references, along with the rest of the description of the business of our segments, are accompanied by robust disclosure in “Item 1. Business” and in other parts of our Fiscal 2015 Form 10-K that addresses the concerns underlying the Staff’s comment, including disclosure (i) under the sub-heading “Revenue, Operating Income and Backlog:” included as part of the description of business for each of our segments; (ii) in “Item 1. Business — Principal Customers; Government Contracts;” (iii) in “Item 1. Business — Funded and Unfunded Backlog;” (iv) in “Item 1A. Risk Factors;” and (v) in “Item 3. Legal Proceedings.”

Revenue, Operating Income and Backlog

As noted above, we include with our description of the business of our GCS segment two paragraphs of disclosure related to segment revenue, operating income and backlog (beginning on page 8 under the sub-heading “Revenue, Operating Income and Backlog:” and immediately following the description of the markets served by our GCS segment that contains the identified references to potential or aggregate value of contracts). Those paragraphs disclose, among other things, for each of the past three fiscal years overall segment revenue, funded and unfunded backlog and quantification of the percentage of segment revenue from our largest program and our ten largest programs. They also note that our GCS segment had a diverse portfolio of over 200 programs, including the FGCM program among some of our GCS segment’s more significant programs for fiscal 2015. We believe this type of information, context and financial quantification indicates to an objective reader not to place undue emphasis on any particular program, even where we have referenced the potential or aggregate value of the related contract.

Ms. Anne Nguyen Parker

Securities and Exchange Commission

October 23, 2015

Importantly, those two paragraphs also direct the reader to other parts of “Item 1. Business” and of our Fiscal 2015 Form 10-K for additional information. Specifically, readers are directed to:

•	“Item 1. Business — Principal Customers; Government Contracts” – “[f]or a general description of our U.S. Government contracts and subcontracts, including a discussion of revenue generated thereunder and of cost-reimbursable versus fixed-price contracts;”

•	“Item 1. Business — Funded and Unfunded Backlog” – for “[a]dditional information regarding funded and unfunded backlog;” and

•	“Item 1. Business — Principal Customers; Government Contracts,” “Item 1A. Risk Factors” and “Item 3. Legal Proceedings” – “[f]or a discussion of certain risks affecting [our GCS] segment, including risks relating to our U.S. Government contracts and subcontracts.”

Those other parts of “Item 1. Business” and of our Fiscal 2015 Form 10-K, together with the description of the business of our GCS segment, include robust disclosure of: risks, contingencies, conditions and other uncertainties related to our U.S. Government contracts and our performance thereof, including program/contract funding risks and other constraints and termination, cancellation and modification, including termination for the convenience of the U.S. Government; and other cautionary statements. We believe that disclosure, which covers several aspects of the additional disclosure requested by the Staff, addresses the concerns underlying the Staff’s request in relation to references to potential or aggregate value of contracts. To illustrate more specifically, we review the disclosure in those other parts in more detail below.

Principal Customers; Government Contracts

For instance, the disclosure under the heading “Item 1. Business — Principal Customers; Government Contracts” (on pages 14-15) addresses, among other things, risks, contingencies, conditions and other uncertainties associated with termination or modification of U.S. Government programs and contracts and with funding and other constraints for U.S. Government programs and contracts. The disclosure also refers the reader to “Item 1A. Risk Factors” and “Item 3. Legal Proceedings” “[f]or further discussion of risks relating to U.S. Government contracts.” Particularly relevant excerpts of the disclosure are reproduced below for reference:

Principal Customers; Government Contracts

… Most of the sales in our Government Communications Systems segment … are made directly or indirectly to the U.S. Government under contracts or subcontracts containing standard government contract clauses providing for redetermination of profits, if applicable, and for termination for the convenience of the U.S. Government or for default based on performance.

…

Ms. Anne Nguyen Parker

Securities and Exchange Commission

October 23, 2015

As stated above, U.S. Government contracts are terminable for the convenience of the U.S. Government, as well as for default based on performance. Companies supplying goods and services to the U.S. Government are dependent on Congressional appropriations and administrative allotment of funds and may be affected by changes in U.S. Government policies resulting from various military, political, economic and international developments. Long-term U.S. Government contracts and related orders are subject to cancellation if appropriations for subsequent performance periods become unavailable. Under contracts terminable for the convenience of the U.S. Government, a contractor is entitled to receive payments for its allowable costs and, in general, the proportionate share of fees or earnings for the work done. Contracts that are terminable for default generally provide that the U.S. Government pays only for the work it has accepted and may require the contractor to pay for the incremental cost of re-procurement and may hold the contractor liable for damages. In many cases, there is also uncertainty relating to the complexity of designs, necessity for design improvements and difficulty in forecasting costs and schedules when bidding on developmental and highly sophisticated technical work. Under many U.S. Government contracts, we are required to maintain facility and personnel security clearances complying with DoD and other Federal agency requirements. For further discussion of risks relating to U.S. Government contracts, see “Item 1A. Risk Factors” and “Item 3. Legal Proceedings” of this Report.

Funded and Unfunded Backlog

The disclosure under the heading “Item 1. Business — Funded and Unfunded Backlog” (on page 15) addresses, among other things, our total funded and unfunded backlog for each of the past three fiscal years and then notes with caution that “[t]he determination of backlog involves substantial estimating, particularly with respect to customer requirements contracts and development and production contracts of a cost-reimbursable or incentive nature. The level of order activity related to U.S. Government programs can be affected by timing of U.S. Government funding authorizations and project evaluation cycles. Year-over-year comparisons could, at times, be impacted by these factors, among others.”

In the next paragraph under the same heading, we explain our definitions of funded backlog and unfunded backlog, which naturally addresses funding authorization and U.S. Government funding appropriations. We then provide an approximate percentage of our total funded backlog that we expect to convert to revenue in fiscal 2016, followed by a note of caution: “However, we can give no assurance of such fulfillment or that our funded backlog will become revenue in any particular period, if at all. Backlog is subject to delivery delays and program cancellations, which are beyond our control.” We also include a cross-reference for the reader for additional information regarding the backlog of each of our segments.

We note that remaining contract value, to the extent it meets our backlog criteria, would be covered through the disclosure of our overall backlog amounts and the segment-specific backlog amounts included in the discussion of business of the applicable segment.

Ms. Anne Nguyen Parker

Securities and Exchange Commission

October 23, 2015

Risk Factors

The disclosure under the heading “Item 1A. Risk Factors” (on pages 17-29) includes many risk factors that address risks related to U.S. Government programs and contracts and our performance thereof, including, among others, risks related to de-funding or other funding constraints, risks related to program or contact truncation, cancellation or termination, and other risks and uncertainties, any one of which we note “could cause our actual results to vary materially from recent results or our anticipated future results.” For instance, our first two risk factors (on pages 18-19) are on point, highlighting our dependence on U.S. Government customers, programs and contracts and funding and termination-related risks. Particularly relevant excerpts from those two risk factors are reproduced below for reference.

From our first risk factor:

We depend on U.S. Government customers for a significant portion of our revenue, and the loss of these relationships, a reduction in U.S. Government funding or a change in U.S. Government spending priorities could have an adverse impact on our business, financial condition, results of operations and cash flows.

… Our U.S. Government programs must compete with programs managed by other government contractors and with other policy imperatives for consideration for limited resources and for uncertain levels of funding during the budget and appropriation process. Budget and appropriations decisions made by the U.S. Government are outside of our control and have long-term consequences for our business. U.S. Government spending priorities and levels remain uncertain and difficult to predict and are affected by numerous factors, including sequestration (automatic, across-the-board U.S. Government budgetary spending cuts) and potential alternative funding arrangements. A change in U.S. Government spending priorities or an increase in non-procurement spending at the expense of our programs, or a reduction in total U.S. Government spending, could have material adverse consequences on our future business. …

From our second risk factor:

We depend significantly on U.S. Government contracts, which often are only partially funded, subject to immediate termination, and heavily regulated and audited. The termination or failure to fund, or negative audit findings for, one or more of these contracts could have an adverse impact on our business, financial condition, results of operations and cash flows.

Over its lifetime, a U.S. Government program may be implemented by the award of many different individual contracts and subcontracts. The funding of U.S. Government programs is subject to Congressional appropriations. Although multi-year contracts may be authorized and appropriated in connection with major procurements, Congress generally appropriates funds on

Ms. Anne Nguyen Parker

Securities and Exchange Commission

October 23, 2015

a fiscal year basis. Procurement funds are typically made available for obligation over the course of one to three years. Consequently, programs often receive only partial funding initially, and additional funds are obligated only as Congress authorizes further appropriations. The termination of funding for a U.S. Government program would result in a loss of anticipated future revenue attributable to that program, which could have an adverse impact on our operations. In addition, the termination of a program or the failure to commit additional funds to a program that already has been started could result in lost revenue and increase our overall costs of doing business.

…

In addition, U.S. Government contracts generally contain provisions permitting termination, in whole or in part, without prior notice at the U.S. Government’s convenience upon the payment only for work done and commitments made at the time of termination. We can give no assurance that one or more of our U.S. Government contracts will not be terminated under these circumstances. Also, we can give no assurance that we would be able to procure new contracts to offset the revenue or backlog lost as a result of any termination of our U.S. Government contracts. Because a significant portion of our revenue is dependent on our performance and payment under our U.S. Government contracts, the loss of one or more large contracts could have a material adverse impact on our business, financial condition, results of operations and cash flows.

Several other selected excerpts of risk factor disclosure that is on point are drawn from risk factors on page 20, page 22 and pages 24-25 and are reproduced below for reference.

From the second of the risk factors starting on page 20 (bottom of the page):

… Furthermore, if we do not meet contract deadlines or specifications, we may need to renegotiate contracts on less favorable terms, be forced to pay penalties or liquidated damages or suffer major losses if the customer exercises its right to terminate.

From the second of the risk factors starting on page 22 (middle of the page):

… The continued effects of these economic events and the U.S. Government’s budget deficits and national debt and sequestration could have an adverse impact on our business, financial condition, results of operations and cash flows in a number of ways. Possible effects of these economic conditions include the following:

•	The U.S. Government could reduce or delay its spending on, or reprioritize its spending away from, the government programs in which we participate;

Ms. Anne Nguyen Parker

Securities and Exchange Commission

October 23, 2015

•	The U.S. Government may be unable to complete its budget process before the end of its fiscal year on September 30 and thus would be required either to shut down or be funded pursuant to a “continuing resolution” that authorizes agencies of the U.S. Government to continue operations but does not authorize new spending initiatives, either of which could result in reduced or delayed orders or payments for products and services we provide. If the U.S. Government budget process results in a shutdown or prolonged operation under a continuing resolution, it may decrease our revenue, profitability or cash flows or otherwise have a material adverse effect on our business, financial condition and results of operations;

•	U.S. Government spending could be impacted by sequestration or alternate arrangements, which increases the uncertainty as to, and the difficulty in predicting, U.S. Government spending priorities and levels;

•	We may experience declines in revenue, profitability and cash flows as a result of reduced or delayed orders or payments or other factors caused by the economic problems of our customers and prospective customers, including U.S. Federal, state and local governments;

From the risk factor starting on page 24 and carrying over to page 25:

We are exposed to liabilities that are unique to the products and services we provide. A significant portion of our business relates to designing, developing and manufacturing advanced defense, technology and communications systems and products. New technologies associated with these systems and products may be untested or unproven. Components of certain of the defense systems and products we develop are inherently dangerous. Failures of satellites, missile systems, air traffic control systems, homeland security applications and aircraft have the potential to cause loss of life and extensive property damage. Other examples of unforeseen problems that could result, either directly or indirectly, in the loss of life or property or otherwise negatively affect revenue and profitability include loss on launch of spacecraft, premature failure of products that cannot be accessed for repair or replacement, problems with quality and workmanship, country of origin, delivery of subcontractor components or services and unplanned degradation of product performance. In addition, problems and delays in development or delivery as a result of issues with respect to design, technology, licensing and patent rights, labor, learning curve assumptions or materials and components could prevent us from achieving contractual requirements…. Other factors that may affect revenue and profits include loss of follow-on work, and, in the case of certain contracts, liquidated damages, penalties and repayment to the customer of contract cost and fee payments we previously received. …

Ms. Anne Nguyen Parker

Securities and Exchange Commission

October 23, 2015

We could cite further risk factors and provide further excerpts from our Fiscal 2015 Form 10-K, but we believe that our risk factor disclosure cited above sufficiently addresses the concerns underlying the Staff’s comments. We also note that these and other risks are further highlighted under the heading “Forward-Looking Statements and Factors That May Affect Future Results” on pages 61-62 as part of “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Additionally, the disclosure under the heading “Cautionary Statement Regarding Forward-Looking Statements” at the beginning of our Fiscal 2015 Form 10-K highlights that there are risks and uncertainties related to, and cautions the reader not to “place undue reliance on,” statements regarding “the value of our contract awards and programs,” among other statements. That disclosure also refers the reader to the discussion of risk factors in “Item 1A. Risk Factors.”

Legal Proceedings

The disclosure under the heading “Item 3. Legal Proceedings” (on pages 30-31) includes two paragraphs under the sub-heading “U.S. Government Business.” that also are on point, addressing, among other things, similar funding, termination, performance and compliance-related risks. Particularly relevant excerpts from those paragraphs are reproduced below for reference:

U.S. Government Business. … We are … dependent on Congressional appropriations and administrative allotment of funds and may be affected by changes in U.S. Government policies. U.S. Government contracts typically involve long lead times for design and development, are subject to significant changes in contract scheduling and may be unilaterally modified or cancelled by the U.S. Government. Often these contracts call for successful design and production of complex and technologically advanced products or systems. …

… Under present U.S. Government procurement laws and regulations, if indicted or adjudged in violation of procurement or other Federal laws, a contractor, such as us, or one or more of our operating divisions or subdivisions, could be subject to fines, penalties, repayments, or compensatory or treble damages. U.S. Government regulations also provide that certain findings against a contractor may lead to suspension or debarment from eligibility for awards of new U.S. Government contracts for up to three years. Suspension or debarment would have a material adverse effect on us because of our reliance on U.S. Government contracts. In addition, our export privileges could be suspended or revoked, which also would have a material adverse effect on us. For further discussion of risks relating to U.S. Government contracts, see “Item 1A. Risk Factors” of this Report.

Ms. Anne Nguyen Parker

Securities and Exchange Commission

October 23, 2015

MD&A

In “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the sub-headings “Department of Defense and Other U.S. Federal Markets:” and “Government Oversight and Risk:” (on pages 41-42), we include further discussion related to U.S. Government budget constraints and pressures, as well as compliance and other risks related to our U.S. Government business. We also direct the reader to other parts of our Fiscal 2015 Form 10-K, which we have already described in some detail above. A portion of the relevant text from that discussion is reproduced below for reference:

For a discussion of risks relating to U.S. Government contracts and subcontracts, see “Item 1. Business — Principal Customers; Government Contracts” and “Item 1A. Risk Factors” of this Report. We are also subject to other risks associated with U.S. Government business, including technological uncertainties, dependence on annual appropriations and allotment of funds, extensive regulations and other risks, which are discussed in “Item 1A. Risk Factors” and “Item 3. Legal Proceedings” of this Report.

Also, as noted above, in our MD&A results of operations discussion for our GCS segment on pages 47-48, our year-over-year comparisons cite revenue changes associated with our FGCM, SGSS, GOES-R, Datacomm and MET programs, which are included among the programs discussed above. We believe the detail included in “Item 1. Business” related to these programs and the related contracts provides useful context for this MD&A discussion.

Conclusion

In conclusion, we believe our Fiscal 2015 Form 10-K adequately addresses the concerns underlying the additional disclosure requested by the Staff. References in our Fiscal 2015 Form 10-K to potential or aggregate value of contracts are presented in conjunction with contract duration and are included within more detailed discussions of the contracts, which discussions serve the purpose of showing specific examples of our capabilities that otherwise have been described more generally and/or disclosing recent developments or other representative programs for which we have been and/or will be performing work over a longer-term, multi-year period. Those discussions are accompanied by robust disclosure of: risks, contingencies, conditions and other uncertainties related to our U.S. Government contracts and our performance thereof, including program/contract funding risks and other constraints and termination, cancellation and modification, including termination for the convenience of the U.S. Government; and other cautionary language.

We believe it is not appropriate to focus on references to potential or aggregate value of particular U.S. Government contracts in isolation. We believe, instead, the better approach is to read and consider such references within the broader overall context of the robust disclosure that accompanies such references and our purpose for including discussions of specific U.S. Government programs and contracts.

As noted above, our robust disclosure of risks, contingencies, conditions and other uncertainties related to our contracts and our performance thereof covers several aspects of the

Ms. Anne Nguyen Parker

Securities and Exchange Commission

October 23, 2015

additional disclosure requested by the Staff and, we believe, addresses the concerns underlying the requested additional disclosure. In response to the Staff’s request, however, we provide supplementally to the Staff for its information the following in respect of remaining contract value and key milestones for the identified references to potential or aggregate value of contracts in “Item 1. Business:”

Contract for Which Potential or Aggregate Contract Value Referenced in Fiscal 2015 Form 10-K	Approximate Remaining Contract Value as of End of Fiscal 2015	Applicable Key Milestones as of End of Fiscal 2015
FTI	$2.35 billion	n/a

DataComm	$292 million	Site acceptance at 57 airports

GOES-R	$100 million	Ground segment acceptance review (which will follow post-launch update and test – aspects unrelated to Harris’ ground segment program)

TDRSS	$237 million (which exceeds the $140 million contract value at award in 2011)	n/a

FGCM	$661 million ($304 million for Region A and $357 million for Region C)	n/a

MET	$142 million	n/a

As noted above, the discussions of the contracts in the table above are included in our Fiscal 2015 Form 10-K for the purpose of serving as specific examples of our capabilities that otherwise have been described more generally and/or disclosing recent developments in our business or other significant programs for which we have been and/or will be performing work over a longer-term, multi-year period. Those contracts are not discussed for purposes of their values. All those contracts are of the sort we enter into in the ordinary course of business and are terminable by the U.S. Government for its convenience. Furthermore, all of the discussions of those contracts are accompanied by robust disclosure of: risks, contingencies, conditions and other uncertainties related to the contracts and our performance thereof, including program/contract funding risks and other constraints and termination, cancellation and modification, including termination for the convenience of the U.S. Government; and other cautionary statements. We do not believe that disclosure of remaining contract value or milestones specific to any particular contract would be consistent with industry practice or add information an objective reader would find sufficiently meaningful to materially alter or improve his or her understanding of our business. We believe that our description of business, taken as a whole, is not misleading and that our inclusion of any reference to potential or aggregate value of a particular U.S. Government contract does not make our Fiscal 2015 Form 10-K disclosure in any way misleading, overly optimistic or otherwise imbalanced. Therefore, we believe it is not necessary to amend our Fiscal 2015 Form 10-K to add the additional requested disclosure.

Ms. Anne Nguyen Parker

Securities and Exchange Commission

October 23, 2015

In future filings, we will consider whether to continue to include references to potential or aggregate value of specific U.S. Government contracts not awarded in the current fiscal year or quarter, as applicable, for the particular filing, and in any instances in which we determine to do so, we will disclose remaining contract value and key milestones applicable to the particular contract(s).

Harris Acknowledgement:

Harris acknowledges the following:

•	Harris is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Harris may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with the foregoing, please call me at (321) 727-9125. Facsimile transmissions may be sent to me at (321) 727-9616.

Very truly yours,

/s/ Scott T. Mikuen
Scott T. Mikuen
Senior Vice President, General Counsel and Secretary

cc:	Tonya K. Aldave, Securities and Exchange Commission

Miguel A. Lopez, Senior Vice President and Chief Financial Officer, Harris Corporation

Todd A. Taylor, Vice President, Principal Accounting Officer, Harris Corporation

Robert A. Johnson Jr., Vice President, Associate General Counsel – Corporate and

Assistant Secretary, Harris Corporation